Exhibit (a)(13)
                                                                 ---------------



FOR IMMEDIATE RELEASE
---------------------


                           JEFFERSON SMURFIT GROUP PLC

                 NYSE: JS           SMFT.I            SMFT.L


            SPIN-OFF OF SHARES IN SMURFIT-STONE CONTAINER CORPORATION

                       COURT APPROVAL OF CAPITAL REDUCTION


Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

DUBLIN, LONDON & NEW YORK, 27 AUGUST 2002: The High Court of Ireland today approved a petition by Jefferson Smurfit Group plc ("JSG") seeking an order to confirm the capital reduction authorised by special resolution of JSG's shareholders on 29 July 2002. The capital reduction will effect the distribution of JSG's approximately 29.3% stake in Smurfit-Stone Container Corporation to JSG shareholders in exchange for the cancellation of a portion of JSG's share capital.

It is anticipated that MDCP Acquisitions I will declare its offer for the entire issued share capital of JSG unconditional in all respects on 3 September, 2002 assuming all conditions to the Offer have been satisfied or waived. The High Court order will become effective contemporaneously with the Offer becoming unconditional.

The Independent Directors of JSG accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.


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